Scythian Biosciences Announces ColCanna SAS’ Receipt of Licence to Cultivate and Import CBD into Colombia

– ENTERS INTO EXCLUSIVE SUPPLY AGREEMENT WITH APHRIA –

– COLCANNA TO BE FIRST TO MARKET WITH APHRIA’S PHARMACEUTICAL GRADE CBD OIL IN COLOMBIA –

Toronto, ON – May 16, 2018 – Scythian Biosciences Corp. (the “Company” or “Scythian”) (TSXV:SCYB) (Frankfurt:9SB) (OTC – Nasdaq Intl:SCCYF) is pleased to announce that Colombian-based ColCanna SAS (“ColCanna”), a company that Scythian is in the process of acquiring, has received a licence for the cultivation and importation of non-psychoactive cannabis (“CBD”) by the Ministry of Justice and Law of Colombia. Additionally, ColCanna has entered into an exclusive international supply agreement for Colombia (the “Supply Agreement”) with Aphria Inc. (TSX:APH) (“Aphria”), a prominent Canadian low-cost producer of medical cannabis.

Under the terms of the Supply Agreement, Aphria will supply ColCanna with cannabis products for research and development purposes as well as distribution to hospitals, retail pharmacies, and private health providers in Colombia’s public health system.

“Through the expansion of our partnership with Aphria, it is with great pleasure that I announce our entry into the Colombia market as the first supplier of Aphria’s pharma grade medicinal CBD oil in the country,” said CEO Rob Reid. “As we work to finalize the acquisition of ColCanna, we are eager to work hand and hand with Aphria to establish ColCanna as an international supplier of research-backed cannabis products.”

ColCanna is the first cultivator to receive a licence to grow CBD in the Colombian coffee zone. ColCanna has additional pending licences to cultivate THC and for the extraction and exportation of CBD and THC extracts (the “Licenses”). ColCanna is a government-backed operation with 35 acres of available land in Chinchina, Caldas, Colombia, all of which is earmarked for cannabis cultivation.

Located in a temperate climate that supports four harvests a year, the first of which is expected in late 2018, this area is ideal for year-round cultivation without the need for artificial climate control. Currently, ColCanna is constructing over 500,000 square feet of total greenhouse production space and is planning to build its laboratory for the fabrication of cannabis extracts in a warehouse in Pereira. Following construction, ColCanna anticipates these facilities will be capable of producing over 2,600,000 ml of medicinal oil per year.

“We look forward to bringing the first cannabis grown in the hallowed soil of the coffee zone to hospitals, doctors and researchers across Colombia and eventually the international market” said CEO Rob Reid. “The pure, high grade, medicinal CBD will offer those in need the highest calibre medical treatment, and advances Scythian’s mission to remain on the vanguard of medical research.”

Scythian previously announced on April 9, 2018, that it had entered into a binding letter of intent (“LOI”) to acquire MMJ Colombia Partners Inc. (“MMJ Colombia”) (the “Acquisition”). MMJ Colombia is a privately-held Ontario company that is expected to purchase 90% of ColCanna prior to the completion of the Acquisition. If the Acquisition is completed, ColCanna will become a subsidiary of the Company. The Acquisition is subject to the negotiation and execution of a definitive agreement reflecting the terms and conditions set forth in the LOI, including the completion of the acquisition of ColCanna by MMJ Colombia, ColCanna’s receipt of the final Licenses and regulatory approval of the Acquisition including approval of the TSX Venture Exchange.

About Scythian Biosciences Corp.

Scythian is a research and development company committed to advancing prevention and treatment efforts for concussion and traumatic brain injury with its proprietary cannabinoid-based combination drug therapy.

Scythian’s mission is to be the first accepted drug regimen for the treatment of concussion. Scythian is partnered with the University of Miami and its neuroscientific team to conduct pre-clinical and clinical trials of its drug regimen. Through the Company’s collaborative efforts with the university, Scythian has access to the university’s extensive network of experts in the fields of traumatic brain injury and concussion. These connections provide Scythian with the ability to conduct its clinical studies at world-class facilities by widely recognized medical professionals.

Scythian has initiated its international expansion by launching additional cannabis-related activities across the globe. These significant endeavours complement the Company’s research and development efforts to enhance the many medical applications of cannabis.

Scythian is evaluating several strategic initiatives and pursuing partnerships with local cultivators, pharmaceutical import and distribution entities and universities in North America, South America, the Caribbean and beyond. This comprehensive approach positions Scythian as a potential global frontrunner in the research and development of medical cannabis.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Scythian Biosciences Corp.

Rob Reid, CEO

Phone: (212) 729-9208

Email: info@scythianbio.com

For media inquiries, please contact:

David Schull or Nic Johnson

Russo Partners

(858) 717-2310

david.schull@russopartnersllc.com

nic.johnson@russopartnersllc.com

Cautionary Statements

This press release contains certain forward-looking information and statements (“forward-looking information”) within the meaning of applicable Canadian securities legislation, that are not based on historical fact, including without limitation, statements containing the words “believes”, “anticipates”, “plans”, “intends”, “will”, “should”, “expects”, “continue”, “estimate”, “forecasts” and other similar expressions. Such forward-looking information includes information relating to the Company’s proposed acquisition of MMJ Colombia and ColCanna, the expected uses of the cannabis products to be supplied by Aphria for Colombia, ColCanna’s land development and production expansion plan and the expected frequency of cannabis harvests in Colombia.

Readers are cautioned to not place undue reliance on forward-looking information. Forward-looking information is subject to a number of risks and uncertainties that may cause actual results or events to differ materially from those contemplated in the forward-looking information, and even if such actual results or events are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Such risks and uncertainties include, among other things: that a regulatory approval that may be required for the Acquisition is not obtained or is obtained subject to conditions that are not anticipated; that a condition to the completion of the Acquisition may not be satisfied; that the businesses of MMJ Colombia and ColCanna are not integrated successfully; that Aphria is unable to supply ColCanna with cannabis products in sufficient quality or quantity in accordance with the terms of the Supply Agreement; construction delays and costs overruns; and potential future competition in the Colombian medical cannabis market.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those contained in the forward-looking information, there can be other factors that cause results or events to not be as anticipated, estimated or intended, including, but not limited to: the Company’s ability to comply with all applicable governmental regulations in a highly regulated business; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US federal laws; changes in laws; limited operating history; reliance on management; requirements for additional financing; competition; inconsistent public opinion and perception regarding the medical-use and adult-use marijuana industry and; regulatory or political change. Additional risk factors can also be found in the Company’s annual information form filed on SEDAR and available at www.sedar.com.

The forward-looking information contained in this press release are expressly qualified by this cautionary statement and are made as of the date hereof. The Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.